                                                                 EXHIBIT (A)(15)

[COMPANY LOGO]

FOR IMMEDIATE RELEASE
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Contacts:
Armando Yanes
CANTV
011-58-212-500-4739

Paul Caminiti/Hugh Burns/Jonathan Gasthalter
Citigate Sard Verbinnen
(212) 687-8080

           CANTV BOARD AUTHORIZES 15% SHARE REPURCHASE AT $30 PER ADS
                   AND EXTRAORDINARY DIVIDEND OF $4.89 PER ADS

    Board To Consider Paying An Ordinary Dividend At Increased Rate in Future

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         Caracas, Venezuela and New York, New York - October [15], 2001 - Compania Anonima Nacional Telefonos de Venezuela (CANTV) (Caracas: TDV; NYSE:
VNT) today announced that its Board of Directors met today and decided on details of the proposed Third Stock Repurchase Program and extraordinary dividend to be submitted for the approval of its shareholders at the Special Shareholder Meeting to be held on October 24, 2001.

         The Board also instructed management to conduct a study of the Company's dividend policy and to make recommendations to the Board concerning the ability of the Company to pay ordinary dividends at an increased rate in the future based on the strong cash flows of the Company.

         Gustavo Roosen, President and Chief Executive Officer of CANTV, said, "The actions taken by the CANTV Board today with respect to the extraordinary dividend and Third Stock Repurchase Program, which are subject to shareholder approval at the Extraordinary Shareholders' Assembly on October 24th, are designed to deliver immediate value to the Company's shareholders. We urge shareholders to approve the extraordinary dividend and stock repurchase. We believe they provide a superior alternative to the AES offer, which the Board has determined is not in the best interests of CANTV or its shareholders."

         Roosen concluded, "During its deliberations, the Board took into account that none of the factors identified in its previously recommended rejection of the AES offer had changed in any way."

     The Third Stock Repurchase Program would authorize the repurchase by CANTV of up to 15% of its outstanding capital stock at a price of U.S. $30.00 per American Depositary Share (ADS) (each ADS representing seven Class D shares of the Company's common stock) or approximately $4.29 per share. The Company announced its intention to initiate a tender offer for 15% of its outstanding capital stock at a price of $30.00 per ADS or approximately $4.29 per share. The self tender would be subject to customary conditions, but unlike the AES offer, would not be conditioned on a tender of a minimum number of shares and ADSs.

     The extraordinary dividend would be in the amount of approximately 520 Bolivars per share, equivalent to approximately U.S. $4.89 per ADS at current exchange rates, representing an estimated aggregate dividend of approximately U.S. $550 million, based on the number of shares expected to be outstanding following the consummation of the planned self tender. The extraordinary dividend is to be payable in two equal installments, one of 284 Bolivars per share payable on December 10, 2001 following the conclusion of the planned self tender by the Company and the other of 236 Bolivars per share payable on March 19, 2002.

     In addition, the Board also approved a resolution to submit to the approval of CANTV's shareholders a program pursuant to which each Class C Shareholder, consisting of CANTV employees, former employees and retirees, will be permitted to sell to two employee trusts up to the number of Class C shares held by such holder as of October 15, 2001 that would have been repurchased under the Third Stock Repurchase Program. Such sales may be made following the conclusion of CANTV's tender offer and following the payment by the Company of the first portion of the extraordinary dividend. Each Class C shareholder will be entitled to receive the Bolivar equivalent of approximately U.S. $4.29 per share to be offered in CANTV's planned tender offer. Any shares sold by a Class C shareholder after October 15, 2001 will reduce the amount of shares that the employee trusts will be required to purchase from the Class C shareholder.

     The Company also announced that it has filed a petition today with the CNV requesting that the AES tender offer be extended so that it ends at the same time as CANTV's self tender.

     All actions taken today by CANTV's Board were approved by all non-AES directors, including the Class B and Class C directors representing the Venezuelan Government and CANTV employees.

IMPORTANT INFORMATION

YOU SHOULD READ CANTV'S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WHEN IT IS FILED WITH THE SEC BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. YOU WILL BE ABLE TO OBTAIN A FREE COPY OF

THE SOLICITATION/RECOMMENDATION STATEMENT, AND ANY OTHER FILINGS WITH THE SEC CONTAINING INFORMATION ABOUT CANTV, WITHOUT CHARGE, AT THE SEC'S INTERNET SITE (HTTP://WWW.SEC.GOV). COPIES OF ANY FILINGS CONTAINING INFORMATION ABOUT CANTV CAN ALSO BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA, AVENIDA LIBERTADOR, CENTRO NACIONAL DE TELECOMINICACIONES, NUEVO EDIFICIO ADMINISTRATIVO, PISO.1, APARTADO POSTAL 1226, CARACAS, VENEZUELA 1010, ATTENTION: INVESTOR RELATIONS.

About CANTV

CANTV is a full service telecommunications provider in Venezuela with 2.6 million access lines in service, 1.9 million cellular subscribers and 303,000 Internet users as of June 30, 2001. CANTV was privatized in December 1991 when VenWorld Telecom, C.A., a consortium led by GTE Corporation (currently Verizon Communications Inc.), originally acquired 40% of CANTV's equity share capital, as well as operating control, from the Venezuelan Government.

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